EXHIBIT 99.1

Brookfield Business Partners Reports 2019 Third Quarter Results

BROOKFIELD, NEWS, Nov. 07, 2019 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (“Brookfield Business Partners”) announced today financial results for the quarter ended September 30, 2019.

“We are pleased with the strong operating performance we achieved during the quarter and the progress on our growth initiatives,” said Cyrus Madon, CEO of Brookfield Business Partners. “We announced the acquisition of a controlling interest in Genworth Canada and an investment in BrandSafway. We also reached an agreement to acquire the Teekay Offshore units which we did not already own and announced the sale of North American Palladium, furthering our capital recycling initiatives.”

	Three months ended September 30			Nine months ended September 30
US$ millions (except per unit amount), unaudited	2019	2018		2019	2018
Net income (loss) attributable to unitholders[1]	$24		$93	$193	$286
Net income (loss) per limited partnership unit[2,3]	$0.16	$	─	$1.41	$0.06
Company EBITDA[1,4]	$368		$231	$871	$604
Company FFO[1,5]	$219		$170	$859	$485
Company FFO per unit[2]	$1.46		$1.31	$6.31	$3.75

Brookfield Business Partners generated Company EBITDA of $368 million compared to $231 million in 2018 reflecting contributions from recent acquisitions in our business services and industrials segments, and growth from our existing businesses. Company FFO for the three months ended September 30, 2019 was $219 million ($1.46 per unit) compared to $170 million ($1.31 per unit) in 2018. For the third quarter 2019, net income attributable to unitholders was $24 million ($0.16 per unit) compared to $93 million ($nil per unit) in 2018 which included the benefit of a non-cash gain recognized last year and lower depreciation and amortization expenses.

Operational Update

The following table presents Company EBITDA by segment:

	Three months ended September 30		Nine months ended September 30
US$ millions, unaudited	2019	2018	2019	2018
Business Services	$64	$32	$170	$98
Infrastructure Services	139	107	362	185
Industrials	189	112	404	370
Corporate and Other	(24)	(20)	(65)	(49)
Company EBITDA[1,4]	$368	$231	$871	$604

Our business services segment generated Company EBITDA of $64 million, compared to $32 million in the same period last year. Our construction services and road fuel distribution operations reported improved performance. Results also benefited from incremental contributions from Healthscope and Ouro Verde, which we acquired this year. 2018 results included the contribution from our global relocation services and facilities management businesses, which were sold earlier this year.

Our infrastructure services segment generated Company EBITDA of $139 million during the quarter, compared to $107 million in the same period last year. Westinghouse reported strong performance for the quarter supported by the fall outage season at customer plants and strong results in new plant operations in the U.S. and China. Contribution from Teekay Offshore increased primarily as a result of our increased ownership position compared to the prior year period.

Our industrials segment generated Company EBITDA of $189 million during the quarter, compared to $112 million in the same period last year. North American Palladium reported strong performance and results included incremental contribution from Clarios which we acquired at the end of April 2019, while results were partially offset by lower contribution from GrafTech. Prior year results included the contribution from our Australian oil and gas operation which was sold in November 2018.

The following table presents Company FFO by segment:

	Three months ended September 30		Nine months ended September 30
US$ millions, unaudited	2019	2018	2019	2018
Business Services	$31	$26	$405	$109
Infrastructure Services	95	76	251	124
Industrials	103	84	230	297
Corporate and Other	(10)	(16)	(27)	(45)
Company FFO[1,5]	$219	$170	$859	$485
Gain (loss) on acquisitions/dispositions, net	6	(1)	303	56
Company FFO, excluding gain (loss) on acquisitions/dispositions[1,5]	$213	$171	$556	$429
Company FFO, excluding gain (loss) on acquisitions/dispositions per unit[2]	$1.41	$1.32	$4.09	$3.32

Company FFO for the three months ended September 30, 2019 was $219 million compared to $170 million in 2018. The increase in Company FFO was a result of incremental contributions from recent investments, and improved performance of certain businesses within our operating segments, offset by businesses sold in the last year.

Strategic Initiatives

  Genworth MI Canada (“Genworth Canada”)
  In August 2019, together with institutional partners, we reached a definitive agreement to acquire an approximate 57% controlling interest in Genworth Canada for approximately $1.8 billion (up to $700 million of equity to be funded by Brookfield Business Partners, subject to syndication to institutional partners). Genworth Canada is the largest private sector residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders, making homeownership more accessible to first-time homebuyers. We expect to close this transaction by early 2020.

  BrandSafway
  In September 2019, together with institutional partners, we reached a definitive agreement to acquire 45% of BrandSafway, a leading provider of infrastructure services to industrial and commercial facilities for approximately $1.3 billion of equity (Brookfield Business Partners' share is expected to be $400 million). We expect to close this transaction in the first quarter 2020.

  Teekay Offshore
  In October 2019, together with institutional partners, we entered into an agreement to acquire all of the outstanding publicly held common units representing 27% of the limited partner interests in Teekay Offshore for an aggregate investment of up to approximately $170 million (up to $75 million to be funded by Brookfield Business Partners). As an alternative to the cash consideration offer, minority unitholders have the option to receive one newly designated unlisted common unit of Teekay Offshore for each listed common unit held. The transaction is expected to close in the fourth quarter of 2019.

  North American Palladium (“NAP”)
  In October 2019, we signed an agreement to sell NAP, our pure-play palladium producer, for approximately $570 million. Brookfield Business Partners’ share of the proceeds is expected to be approximately $130 million, after taxes. The sale is expected to close in the fourth quarter of 2019.

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.0625 per unit, payable on December 31, 2019 to unitholders of record as at the close of business on November 29, 2019.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available at https://bbu.brookfield.com/reports-and-filings.

Notes:

  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.
  Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three and nine months ended September 30, 2019 was 150.4 million and 136.1 million, respectively (2018: 129.3 million).
  Income (loss) attributed to limited partnership units on a fully diluted basis is reduced by incentive distributions declared to special limited partnership unitholders during the period based on the volume-weighted average increase in unit price of the partnership’s unit over an incentive threshold. A reconciliation of net income per unit is available on page 12 of this release.
  Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments, and other items. When determining Company EBITDA, we include our proportionate share of Company EBITDA of equity accounted investments. A reconciliation of net income to Company EBITDA is available on pages 8-11 of this release.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. A reconciliation of net income to Company FFO is available on pages 8-11 of this release.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with more than US$500 billion of assets under management. More information is available at www.brookfield.com.

Brookfield Business Partners is listed on the New York and Toronto stock exchanges. For more information, please visit our website at https://bbu.brookfield.com or contact:

Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Alan Fleming Tel: (416) 645-2736 Email: alan.fleming@brookfield.com

Conference Call and 2019 Third Quarter Earnings Webcast Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ 2019 third quarter results as well as the Letter to Unitholders and Supplemental Information on our website under the Reports & Filings section at https://bbu.brookfield.com

The conference call can be accessed via webcast on November 7, 2019 at 11:00 a.m. Eastern Time at https://bbu.brookfield.com or via teleconference at +1 (866) 688-9431 toll free in the U.S. and Canada. For overseas calls please dial +1 (409) 216-0818, at approximately 10:50 a.m. Eastern Time. The Conference ID is 2294144. A recording of the conference call will be available until November 13, 2019 by dialing +1 (855) 859-2056 toll-free in the U.S. and Canada or +1 (404) 537-3406 for overseas calls (Conference ID 2294144). A replay of the webcast will be available at https://bbu.brookfield.com.

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of Non-IFRS Measures

This news release contains references to Non-IFRS Measures. When determining Company FFO and Company EBITDA, we include our unitholders’ proportionate share of Company FFO and Company EBITDA for equity accounted investments. Company FFO and Company EBITDA are not generally accepted accounting measures under IFRS and therefore may differ from definitions used by other entities. We believe these metrics are useful supplemental measures that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. However, Company FFO and Company EBITDA should not be considered in isolation from, or as substitutes for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Brookfield Business Partners’ results include publicly held limited partnership units, redemption-exchange units, general partnership units and special limited partnership units. More detailed information on certain references made in this news release will be available in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the third quarter ended September 30, 2019.

Brookfield Business Partners L.P. Consolidated Statements of Financial Position

		As of
US$ millions, unaudited		Sep. 30, 2019		Dec. 31, 2018

Assets
Cash and cash equivalents		$3,018		$1,949
Financial assets		1,658		1,369
Accounts and other receivable, net		6,017		5,160
Inventory and other assets		4,795		3,075
Assets held for sale		63		63
Property, plant and equipment		14,124		6,947
Deferred income tax assets		557		280
Intangible assets		11,252		5,523
Equity accounted investments		1,246		541
Goodwill		5,118		2,411
		$47,848		$27,318

Liabilities and equity
Liabilities
Corporate borrowings	$	nil	$	nil
Accounts payable and other		14,712		9,082
Liabilities associated with assets held for sale		10		9
Non-recourse borrowings in subsidiaries of Brookfield Business Partners		21,965		10,866
Deferred income tax liabilities		1,737		867
		$38,424		$20,824

Equity
Limited partners		2,151		1,548
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.		1,703		1,415
Interest of others in operating subsidiaries		5,570		3,531
		9,424		6,494
		$47,848		$27,318

Brookfield Business Partners L.P. Consolidated Statements of Operating Results

	Three months ended September 30		Nine months ended September 30
US$ millions, unaudited	2019	2018	2019	2018

Revenues	$11,794	$9,990	$31,712	$26,959
Direct operating costs	(10,389)	(9,080)	(28,358)	(24,929)
General and administrative expenses	(215)	(174)	(604)	(434)
Depreciation and amortization expense	(534)	(251)	(1,286)	(462)
Interest income (expense), net	(389)	(148)	(886)	(317)
Equity accounted income (loss), net	32	(9)	62	1
Impairment expense, net	─	(180)	(324)	(180)
Gain (loss) on acquisitions/dispositions, net	16	247	536	353
Other income (expenses), net	(83)	(42)	(354)	(63)
Income (loss) before income tax	232	353	498	928
Income tax (expense) recovery
Current	(108)	(43)	(231)	(123)
Deferred	58	(25)	80	4
Net income (loss)	$182	$285	$347	$809
Attributable to:
Limited partners	$13	$(1)	$100	$4
Non-controlling interests attributable to:
Redemption-exchange units held by Brookfield Asset Management Inc.	11	─	93	4
Special Limited Partners	─	94	─	278
Interest of others in operating subsidiaries	$158	$192	$154	$523

Brookfield Business Partners L.P. Statements of Company Funds from Operations

For the three months ended September 30, 2019 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other		Total
Revenues	$7,427	$1,133	$3,234	$	─	$11,794
Direct operating costs	(7,150)	(759)	(2,478)		(2)	(10,389)
General and administrative expenses	(93)	(29)	(71)		(22)	(215)
Equity accounted Company EBITDA	9	21	31		─	61
Company EBITDA attributable to others	(129)	(227)	(527)		─	(883)
Company EBITDA[1,2,4]	64	139	189		(24)	368
Realized disposition gains (loss), net	─	─	17		(1)	16
Other income (expense), net	(2)	(17)	─		─	(19)
Interest income (expense), net	(65)	(93)	(240)		9	(389)
Realized disposition gain, current income taxes and interest expense related to equity accounted investment	(2)	(5)	(7)		─	(14)
Current income taxes	(19)	(4)	(91)		6	(108)
Company FFO attributable to others (net of Company EBITDA attributable to others)	55	75	235		─	365
Company FFO[1,3,4]	31	95	103		(10)	219
Depreciation and amortization expense						(534)
Impairment expense, net						─
Gain on acquisition and disposition						─
Deferred income taxes						58
Other income (expense), net						(64)
Non-cash items attributable to equity accounted investments						(15)
Non-cash items attributable to others						360
Net income (loss) attributable to unitholders[4]						$24

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses Company FFO and Company EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
  Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments, and other items. When determining Company EBITDA, we include our proportionate share of Company EBITDA of equity accounted investments.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P. Statements of Company Funds from Operations

For the nine months ended September 30, 2019 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other		Total
Revenues	$21,707	$3,527	$6,478	$	─	$31,712
Direct operating costs	(21,097)	(2,489)	(4,766)		(6)	(28,358)
General and administrative expenses	(227)	(104)	(214)		(59)	(604)
Equity accounted Company EBITDA	28	77	52		─	157
Company EBITDA attributable to others	(241)	(649)	(1,146)		─	(2,036)
Company EBITDA[1,2,4]	170	362	404		(65)	871
Realized disposition gains (loss), net	522	─	15		(1)	536
Other income (expense), net	(2)	(17)	2		─	(17)
Interest income (expense), net	(123)	(291)	(495)		23	(886)
Realized disposition gain, current income taxes and interest expense related to equity accounted investment	(5)	(13)	(11)		─	(29)
Current income taxes	(76)	5	(176)		16	(231)
Company FFO attributable to others (net of Company EBITDA attributable to others)	(81)	205	491		─	615
Company FFO[1,3,4]	405	251	230		(27)	859
Depreciation and amortization expense						(1,286)
Impairment expense, net						(324)
Gain on acquisition and disposition						─
Deferred income taxes						80
Other income (expense), net						(337)
Non-cash items attributable to equity accounted investments						(66)
Non-cash items attributable to others						1,267
Net income (loss) attributable to unitholders[4]						$193

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses Company FFO and Company EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
  Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments, and other items. When determining Company EBITDA, we include our proportionate share of Company EBITDA of equity accounted investments.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P. Statements of Company Funds from Operations

For the three months ended September 30, 2018 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other		Total
Revenues	$7,923	$1,049	$1,018	$	─	$9,990
Direct operating costs	(7,784)	(738)	(556)		(2)	(9,080)
General and administrative expenses	(64)	(22)	(70)		(18)	(174)
Equity accounted Company EBITDA	8	23	3		─	34
Company EBITDA attributable to others	(51)	(205)	(283)		─	(539)
Company EBITDA[1,2,4]	32	107	112		(20)	231
Realized disposition gains (loss), net	─	─	(3)		─	(3)
Other income (expense), net	─	(11)	─		─	(11)
Interest income (expense), net	(9)	(76)	(67)		4	(148)
Realized disposition gain, current income taxes and interest expense related to equity accounted investment	(1)	(6)	(1)		─	(8)
Current income taxes	(8)	(6)	(29)		─	(43)
Company FFO attributable to others (net of Company EBITDA attributable to others)	12	68	72		─	152
Company FFO[1,3,4]	26	76	84		(16)	170
Depreciation and amortization expense						(251)
Impairment expense, net						(180)
Gain on acquisition and disposition						250
Deferred income taxes						(25)
Other income (expense), net						(31)
Non-cash items attributable to equity accounted investments						(35)
Non-cash items attributable to others						195
Net income (loss) attributable to unitholders[4]						$93

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses Company FFO and Company EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
  Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments, and other items. When determining Company EBITDA, we include our proportionate share of Company EBITDA of equity accounted investments.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P. Statements of Company Funds from Operations

For the nine months ended September 30, 2018 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Revenues	$23,129	$1,054	$2,769	$7	$26,959
Direct operating costs	(22,729)	(738)	(1,456)	(6)	(24,929)
General and administrative expenses	(203)	(22)	(159)	(50)	(434)
Equity accounted Company EBITDA	23	96	37	─	156
Company EBITDA attributable to others	(122)	(205)	(821)	─	(1,148)
Company EBITDA[1,2,4]	98	185	370	(49)	604
Realized disposition gains (loss), net	55	─	48	─	103
Other income (expense), net	─	(11)	─	─	(11)
Interest income (expense), net	(50)	(76)	(195)	4	(317)
Realized disposition gain, current income taxes and interest expense related to equity accounted investment	(2)	(36)	(9)	─	(47)
Current income taxes	(38)	(6)	(79)	─	(123)
Company FFO attributable to others (net of Company EBITDA attributable to others)	46	68	162	─	276
Company FFO[1,3,4]	109	124	297	(45)	485
Depreciation and amortization expense					(462)
Impairment expense, net					(180)
Gain on acquisition and disposition					250
Deferred income taxes					4
Other income (expense), net					(52)
Non-cash items attributable to equity accounted investments					(108)
Non-cash items attributable to others					349
Net income (loss) attributable to unitholders[4]					$286

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses Company FFO and Company EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
  Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments, and other items. When determining Company EBITDA, we include our proportionate share of Company EBITDA for equity accounted investments.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P. Reconciliation of Net Income per Unit

	Three months ended September 30			Nine months ended September 30
US$, unaudited	2019		2018	2019	2018
Net income (loss) per unitholder, excluding incentive distribution[1]	$0.16		$0.72	$1.41	$2.21
Incentive distribution per unit[2]	─		(0.72)	─	(2.15)
Net income (loss) attributable to limited partnership unit[1,2]	$0.16	$	─	$1.41	$0.06

Notes:

  Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three and nine months ended September 30, 2019 was 150.4 and 136.1 million, respectively (2018: 129.3 million).
  Income (loss) attributed to limited partnership unit on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the period based on the volume-weighted average increase in unit price of the partnership’s unit over an incentive threshold.